Exhibit (a)(5)(C)

Encore Capital Group Announces Preliminary Results of Tender Offer

SAN DIEGO—December 3, 2021—Encore Capital Group, Inc. (NASDAQ: ECPG) (“Encore”) announced today the preliminary results of its modified “Dutch auction” tender offer to purchase with cash up to $300 million of shares (the “shares”) of its common stock (the “common stock”) which expired one minute after 11:59 P.M. (New York City time) on December 2, 2021.

Based on the preliminary count by the depositary for the tender offer, a total of 4,474,814 shares of common stock were validly tendered and not validly withdrawn at or below the price of $60.00 per share, including 641,340 shares that were tendered through notice of guaranteed delivery.

In accordance with the terms and conditions of the tender offer and based on the preliminary count by the depositary, the Company expects to purchase a total of 4,474,814 shares of common stock through the tender offer at a price of $60.00 per share, for a total cost of $268,488,840, excluding fees and expenses. The total of 4,474,814 shares of common stock that the Company expects to accept for purchase represents approximately 15% of the Company’s total shares of common stock outstanding as of October 28, 2021.

The number of shares expected to be purchased in the tender offer and the purchase price per share are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the required two business day period. The final number of shares to be purchased in the tender offer and the final purchase price per share will be announced following the expiration of the guaranteed delivery period and the completion by the depositary of the confirmation process. Payment for the shares accepted for purchase pursuant to the tender offer, and the return of all other shares tendered and not purchased, will occur promptly following the completion of the confirmation process. The Company expects to fund the purchase of shares in the tender offer, together with all related fees and expenses, with cash and cash equivalents and a drawing from the Company’s multi-currency senior secured revolving credit facility.

The dealer manager for the tender offer is Credit Suisse Securities (USA) LLC. Georgeson LLC is serving as information agent for the tender offer and American Stock Transfer & Trust Company, LLC is serving as the depositary for the tender offer.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the completion and size of the offering and the terms of the tender offer. Forward-looking statements represent Encore’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. Among those risks and uncertainties are market conditions, including market interest rates, the trading price and volatility of Encore’s common stock and risks relating to Encore’s business, including those described in periodic reports that Encore files from time to time with the U.S. Securities and Exchange Commission. Encore may not consummate the proposed offering described in this press release and, if the proposed offering is consummated, cannot provide any assurances regarding the final results of the tender offer. The forward-looking statements included in this press release speak only as of the date of this press release, and Encore does not undertake to update the statements included in this press release for subsequent developments, except as may be required by law.

Encore Contact

Bruce Thomas, Investor Relations

(858) 309-6442

bruce.thomas@encorecapital.com